UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market September | 2025

Azul Updates the Market on the Progress of its Chapter 11 Proceedings

São Paulo, September 17th, 2025 – Azul S.A. ("Azul” or “Company”) (B3: AZUL4; OTC: AZULQ), announces that it has filed with the United States Bankruptcy Court for the Southern District of New York (“Court”) a plan of reorganization (“Plan”) in the Chapter 11 proceedings. This step is aligned with the Restructuring Support Agreements (“RSAs”) entered into and announced to the market on May 28, 2025, with financial creditors holding debt securities issued by the Company, AerCap (the Company’s largest lessor) and key strategic partners, United Airlines and American Airlines.

The Company has also filed with the Court a disclosure statement (“Disclosure Statement”) summarizing the Plan, including information regarding the treatment of the various classes of the Company’s under the Plan, as well as other information related to Azul and the Plan.

The filing of the Plan and Disclosure Statement represents a significant milestone toward the completion of Azul’s financial and operational restructuring. All documents related to these filings are available on the website managed by the Company’s claims administration agent, Stretto, Inc., at https://cases.stretto.com/Azul.

Communication and Transparency with the Market

Azul will keep its shareholders, customers, crew members, and the market informed of all material developments in the restructuring process, in full compliance with applicable laws and regulations. Stakeholders seeking specific information regarding the Company’s Chapter 11 proceedings may access the dedicated website www.azulmaisforte.com.br. For information about the case and for the submission of claims, please visit https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4, OTC:AZULQ), the largest airline in Brazil by number of domestic flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contato

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 17, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer